1933 Act Rule 477

1933 Act File No. 333-221075

November 30, 2017

VIA EDGAR TRANSMISSION

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Ivy Funds – Request for Withdrawal
of Registration Statement on Form N-14
File No.: 333-221075

Dear Sir or Madam:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “1933 Act”), submitted electronically via the EDGAR system, please consider this correspondence as an application to the U.S. Securities and Exchange Commission (the “SEC”) by Ivy Funds (the “Registrant”) to withdrawal the post-effective amendment (the “Amendment”) to the Registrant’s N-14 that was filed on Form N-14/A on November 30, 2017 (Accession Number 0001193125-17-357262). The Amendment was inadvertently filed under the incorrect Form Type N14/A. The Amendment was subsequently re-filed with the SEC on November 30, 2017 under Form Type 485BPOS (Accession 0001193125-17-357382).

Based upon the foregoing, the Registrant respectfully requests, pursuant to Rule 477(a) of the 1933 Act, that the SEC accept this application for withdrawal of the Registration Statement. No securities were sold in connection with the Amendment filed under Form Type N-14/A.

Please direct any questions or comments relating to this filing to me at the above-referenced telephone number or, in my absence, to Jana Cresswell at (215) 564-8048.

Sincerely,

IVY FUNDS

By: /s/ Amy G. Smith

        Name: Amy G. Smith, Esq.